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December 3, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attn: Donald Abbott, Review Accountant

RE:	Comment Letter dated November 27, 2007
Form 10-K as of December 31, 2006
File No. 000-33393
Dear Mr. Abbott,
We are in receipt of your comment letter noted above. Our responses to your comments are listed below:
Form 10-K as of December 31, 2006
General
Comment 1
Please revise the file number on the cover page of your document to agree with the current file number, 000-33393, used in the EDGAR system.
A Form 10-K/A has been filed today, December 3, 2007, with the current file number inserted on the cover page. We have also changed the address of our Principal Executive Offices to our current address.
Financial Statements
Report of Independent Registered Public Accounting Firm, Page 46
Comment 2
The report of Peterson Sullivan PLLC refers to the report of another auditor as it relates to amounts included in the financial statements for the period from March 18, 1996 (date of inception) through December 31, 2003. Please amend your filing to include this audit report as required by Rule 2-05 of Regulation S-X
7600 Wisconsin Avenue, Suite 750 Bethesda, Maryland 20814 Ph: 240-497-9024 Fax 240-497-4065

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Response
Our auditors Peterson Sullivan PLLC have issued a revised report to include the period from March 18, 1996 (date of inception) through December 31, 2003. The revised report has been incorporated into the Form 10-K/A filed on December 3, 2007
In responding to your comments, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the responses above will fully answer any questions that you have. If you require further information, do not hesitate to call me at 240 497 9036.
Sincerely,
/s/ Anthony P. Deasey
Anthony P. Deasey
Chief Financial Officer
7600 Wisconsin Avenue, Suite 750 Bethesda, Maryland 20814 Ph: 240-497-9024 Fax 240-497-4065